Mail Stop 3628

June 26, 2009

Via U.S. Mail

Mr. William Offenberg
Chief Executive Officer
BellaVista Capital, Inc.
15700 Winchester Blvd.
Los Gatos, California 95030

> Re: **BellaVista Capital, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on June 18, 2009**
> **File No. 000-30507**

Dear Mr. Offenberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

1.   You have filed your proxy statement under the header tag PRE 14A, rather than PREC14A. Please confirm that you will file your definitive proxy statement under the header tag DEFC14A.

2.   Please clearly mark the proxy statement and form of proxy as "Preliminary Copies." See Rule 14a-6(e)(1) of Regulation 14A.

3. You do not appear to have included the information required by Items 7 and 8 of Schedule 14A. Please advise, or revise your proxy statement.

4. Please confirm that you have included in your proxy statement all of the information required by Item 5 of Schedule 14A.

Form of Proxy

5. Rule 14a-4(b)(1) requires that the person solicited be afforded an opportunity to abstain with respect to each separate matter referred to other than elections to office, but you do not appear to have provided this opportunity to shareholders. Please advise, or revise your proxy.

* * * * *

As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Offenberg
BellaVista Capital, Inc.
June 26, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (510) 834-8309
        Paul J. Derenthal, Esq.
        Derenthal & Dannhauser LLP